SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 27, 2015

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

- “Philips Q2 2015 Quarterly report and Semi-annual report”, dated July 27, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 27th day of July 2015.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

Philips reports Q2 comparable sales growth of 3% to EUR 6 billion and operational results of EUR 501 million

Second-quarter highlights

•	Comparable sales growth of 3% particularly driven by improvements in North America, Central & Eastern Europe and India

•	EBITA, excluding restructuring and acquisition-related charges and other items, amounted to EUR 501 million, or 8.4% of sales, compared to 7.9% of sales in Q2 2014

•	EBITA totaled EUR 450 million, or 7.5% of sales, compared to 7.4% of sales in Q2 2014

•	Net income amounted to EUR 274 million, compared to EUR 243 million in Q2 2014

•	Free cash outflow was EUR 30 million, compared to a free cash inflow of EUR 214 million in Q2 2014

•	Separation process is progressing well

Frans van Houten, CEO:

“We are encouraged by the continuing improvement in our operational results in the second quarter of 2015, driven by strong comparable sales growth in Healthcare and strong margin improvements in Consumer Lifestyle and Lighting. While we are pleased with our progress overall and our Healthcare performance in the US in particular, we are increasingly concerned about the global macro-economic environment, particularly in China, Russia and Latin America.

In Healthcare, we achieved significant operational margin improvements in the quarter. This was largely offset by a sizable negative  foreign exchange impact on the margin, further investment in growth opportunities, and costs related to considerable continued efforts to improve our quality management systems. We also note that the Chinese market is becoming more difficult, which resulted in a drop in orders. We are pleased with the production and shipment ramp-up at our Cleveland manufacturing facility, although more work remains to be done.

In Consumer Lifestyle, we delivered further operational results improvements, driven by excellent performance in Health & Wellness. As previously indicated, phasing of new product introductions drove exceptionally strong growth in the first quarter, leading to the lower growth rate in the second quarter. In aggregate, comparable sales growth in the first half of 2015 was well within the range of mid to high single-digit growth.

In Lighting, we continued to drive strong sales growth and improve profitability levels in our LED business. Simultaneously, we sustained our conventional lighting business’ attractive cash and profitability profile by pro-actively optimizing our manufacturing  footprint and tight cost control, despite significant market decline. As the world leader in lighting, we are confident in our ability to lead the transformation in this industry.

Looking ahead, we continue to expect modest sales growth for 2015, as well as improved operational performance for the year. While we are concerned about the impact the more challenging global macro-economic environment is having on results, we expect continued operational performance improvement in 2016, reinforcing the underlying strength of our businesses. We intend to provide more details about the performance trajectory for HealthTech and Lighting Solutions at our Capital Markets Day on September 15.”

Accelerate! and Separation Update

“Our Accelerate! program continues to drive improvements across the organization. In Healthcare, we optimized the end-to-end  processes at one of our Volcano manufacturing facilities by running continuous-improvement Kaizen events that led to a more than 80% reduction in lead time and a 50% reduction in work-in-progress inventory for the improved lines. In Consumer Lifestyle, through our customer-centric innovation approach, we successfully launched a high-performance range of rice cookers in China with 30% faster time-to-market. This locally relevant value proposition drove strong customer preference, resulting in a 4-point market share increase since the launch. In Lighting, we reduced supply chain complexity and optimized the processes in the UK, which led to a 60% reduction in lead times for product configuration and delivery. This also drove a 50% increase in the total value of opportunities in the sales funnel and high-single-digit growth in orders volume.”

Overhead cost savings amounted to EUR 60 million in the second quarter. The Design for Excellence (DfX) program generated EUR 84 million of incremental savings in procurement in the quarter. Our End2End productivity program achieved EUR 36 million in productivity improvements.

Philips expects to finalize the transition of the Lighting business into its own legal structure within the Philips Group by February 2016 in order to complete the separation in the first half of 2016. Philips had previously estimated that the separation costs would amount to EUR 300-400 million in 2015. Now that the Company is halfway through the separation process, it anticipates lower separation costs of EUR 200-300 million in 2015 and estimates that separation costs, including related restructuring, will amount to EUR 200-300 million in 2016. As previously stated, Philips is reviewing all strategic options for the Lighting business, including an initial public offering and a private sale.

As additional time is required for regulatory approvals, Philips is now working towards closing the sale of a majority interest in the combined LED components and Automotive lighting business to a consortium led by GO Scale Capital in the fourth quarter of 2015.

As of June 30, 2015, Philips had completed 59% of the EUR 1.5 billion share buy-back program.

Q2 2015 Financial and Operational Overview

Healthcare

Healthcare comparable sales grew 8% year-on-year. Excluding restructuring and acquisition-related charges and other items, EBITA margin increased by 20 basis points to 10.7% as strong operational improvements were largely offset by a significant negative currency impact. Currency-comparable order intake showed a mid-single-digit decline year-on-year, with double-digit growth in North America offset by declines in China, Latin America and Western Europe.

“We are pleased that Healthcare continues to improve its sales growth and profitability, with North America making a significant and  positive contribution as we increase order fulfillment out of our Cleveland facility. We again secured strategically important multi-year contracts, including a USD 500 million partnership with Westchester Medical Center Health Network. Highlighting our leadership in ultrasound imaging and advanced informatics, we introduced the Philips Lumify app-based ultrasound solution in the US. The solution combines a dedicated Philips ultrasound transducer, a compatible smart device and application, and secure cloud-enabled services with an innovative subscription model that will generate recurring revenues.”

Consumer Lifestyle

Consumer Lifestyle comparable sales increased by 3% year-on-year, with double-digit growth at Health & Wellness and high-single-digit growth at Personal Care, in part offset by a decline at Domestic Appliances. EBITA margin, excluding restructuring and acquisition-related charges and other items, increased by 130 basis points to 10.7% year-on-year. The increase was largely driven by a positive mix effect and cost productivity, which were partially offset by negative currency effects.

“Consumer Lifestyle continues to perform well. We posted double-digit growth in Oral Healthcare, expanding market share in North America, China and Europe. We expanded leadership positions in multiple geographies, including market share gains in Mother & Child Care. Our strategic focus on innovation is illustrated by the positive reception in North America, China, and Europe for our new Philips Sonicare toothbrushes as well as the Sonicare AirFloss Pro.”

Lighting

Lighting comparable sales declined 3% year-on-year. Growth in LED lighting sales of 21% was offset by a decline in overall conventional lighting sales of 16%. LED sales now represent 40% of total Lighting sales, compared to 34% in Q2 2014. EBITA margin, excluding restructuring and acquisition-related charges and other items, improved by 140 basis points to 9.6% year-on-year, despite a significant negative currency impact on the margin. This increase was driven by the continued improvement in LED lighting margins, continued cost management, and ongoing pro-active optimization of the manufacturing footprint.

Quarterly report 2015 - Q2	2

“We are pleased to have further improved our EBITA margin despite a sizable decline in comparable conventional lighting sales. We continue to take action to mitigate the impact of unfavorable end-market conditions in countries like China and underperformance in Professional Lighting Solutions North America. We are excited by the reception of our new, innovative products and systems in the market place. For example, we installed our intelligent connected LED system at a Carrefour supermarket in Lille, France, which will reduce the total lighting-based electricity consumption by 50% and enable our customer to provide location-based services, such as promotions, to shoppers’ smartphones. We also introduced the Warm Glow Clear LED bulb, which resembles traditional glass incandescent bulbs. We will outfit the New NY Bridge, which will replace the Tappan Zee bridge, with cloud-based connected LED lighting which features dynamic colorful effects that can be programmed remotely.”

Innovation, Group & Services

Sales amounted to EUR 136 million in the second quarter of 2015, a decline from EUR 142 million in the second quarter of 2014, mainly because higher revenues from IP Royalties and Group Innovation were offset by the divestment of the OEM remote controls business. EBITA was a net cost of EUR 124 million, reflecting increased innovation investments and costs of EUR 27 million related to the separation of the Lighting business, compared to a net cost of EUR 68 million in the second quarter of 2014.

“The fast growing Digital Pathology business is driving the digital transformation in pathology. As a world first, Philips has enabled Netherlands-based LabPON to become the first clinical pathology laboratory in the world to have transitioned completely to digital diagnosis. Philips’ ultrafast pathology scanner, information management system and services will improve laboratory efficiency, quality and service levels.”

Conference call and audio webcast

Frans van Houten, CEO, and Ron Wirahadiraksa, CFO, will host a conference call for investors and analysts at 10:00 am CET to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website.

Philips Group

Net income

in millions of EUR unless otherwise stated

	Q2 2014	Q2 2015

Sales	4,969	5,974
EBITA	368	450
as a % of sales	7.4%	7.5%
EBIT	291	349
as a % of sales	5.9%	5.8%
Financial income (expenses)	(74)	(74)
Income taxes	(32)	(48)
Results investments in associates	3	(1)
Net income from continuing operations	188	226
Discontinued operations	55	48
Net income	243	274

Net income attributable to shareholders per common share (in EUR) - diluted	0.26	0.30

Net income

•	Net income was EUR 274 million, compared to EUR 243 million in Q2 2014. The increase was mainly due to improved earnings as a result of higher volumes.

•	EBITA amounted to EUR 450 million, or 7.5% of sales, compared to EUR 368 million, or 7.4% of sales, in Q2 2014. Restructuring and acquisition-related charges amounted to EUR 24 million, mainly related to the acquisition of Volcano. EBITA also included EUR 27 million of charges related to the separation of the Lighting business. Restructuring and acquisition-related charges in Q2 2014 amounted to EUR 26 million.

•	EBITA, excluding restructuring and acquisition-related charges and other items, was EUR 501 million, or 8.4% of sales, compared to EUR 394 million, or 7.9% of sales, in Q2 2014. Currency effects had an impact on EBITA margin of -1.4 percentage points of sales.

•	Tax charges of EUR 48 million were EUR 16 million higher than in Q2 2014, mainly due to higher earnings. The impact of the retrospective application of favorable tax regulations relating to R&D investments in Q2 2014 was offset by the release of tax provisions in Q2 2015.

4	Press Release Q2 2015

Sales by sector

in millions of EUR unless otherwise stated

	Q2	Q2	% change
	2014	2015	nominal	comparable

Healthcare	2,137	2,754	29%	8%
Consumer Lifestyle	1,073	1,248	16%	3%
Lighting	1,617	1,836	14%	(3)%
Innovation, Group & Services	142	136	(4)%	5%

Philips Group	4,969	5,974	20%	3%

Sales per geographic cluster

in millions of EUR unless otherwise stated

	Q2	Q2	% change
	2014	2015	nominal	comparable

Western Europe	1,283	1,351	5%	1%
North America	1,570	2,032	29%	3%
Other mature geographies	382	474	24%	9%

Total mature geographies	3,235	3,857	19%	3%
Growth geographies	1,734	2,117	22%	3%

Philips Group	4,969	5,974	20%	3%

Sales per sector

•	Group sales amounted to EUR 5,974 million, an increase of 3% on a comparable basis. Group nominal sales increased by 20%, mainly due to positive currency effects and portfolio changes.

•	Healthcare comparable sales grew 8% year-on-year. Imaging Systems achieved strong double-digit growth, Patient Care & Monitoring Solutions posted mid-single-digit growth, and Healthcare Informatics, Solutions & Services as well as Customer Services recorded low-single-digit growth.

•	Consumer Lifestyle comparable sales increased by 3%. Health & Wellness achieved double-digit growth, while Personal Care posted high-single-digit growth and Domestic Appliances recorded a mid-single-digit decline.

•	Lighting comparable sales showed a 3% decline year-on-year. Professional Lighting Solutions posted a low-single-digit decline. Light Sources & Electronics recorded a mid-single-digit decline and Consumer Luminaires posted a high-single-digit decline.

Sales per geographic cluster

•	Growth geographies recorded 3% comparable sales growth year-on-year, driven by Consumer Lifestyle and Healthcare. Double-digit growth in Central & Eastern Europe and India was partly offset by a decline in China and Russia & Central Asia.

•	Comparable sales in mature geographies increased 3% year-on-year. Western Europe and North America posted low-single-digit growth. Other mature geographies achieved high-single-digit growth, mainly driven by solid growth in Japan and Australia.

Press Release Q2 2015	5

EBITA

in millions of EUR unless otherwise stated

	Q2 2014		Q2 2015
	amount	%	amount	%
Healthcare	225	10.5%	275	10.0%
Consumer Lifestyle	100	9.3%	135	10.8%
Lighting	111	6.9%	164	8.9%
Innovation, Group & Services	(68)	—	(124)	—

Philips Group	368	7.4%	450	7.5%

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR unless otherwise stated

	Q2 2014		Q2 2015
	amount	%	amount	%
Healthcare	224	10.5%	296	10.7%
Consumer Lifestyle	101	9.4%	134	10.7%
Lighting	133	8.2%	176	9.6%
Innovation, Group & Services	(64)	—	(105)	—

Philips Group	394	7.9%	501	8.4%

EBIT

in millions of EUR unless otherwise stated

	Q2 2014	Q2 2015

Healthcare	186	219
Consumer Lifestyle	86	121
Lighting	90	136
Innovation, Group & Services	(71)	(127)

Philips Group	291	349
as a % of sales	5.9%	5.8%

Earnings per sector

•	Healthcare EBITA increased by EUR 50 million year-on-year. Excluding restructuring and acquisition-related charges and other items, EBITA amounted to EUR 296 million, or 10.7% of sales, compared to EUR 224 million, or 10.5% of sales, in Q2 2014. The increase was largely driven by higher volumes, which were partly offset by negative currency impacts, an increase in Quality & Regulatory spend, and higher planned expenditure for growth initiatives at Healthcare Informatics, Solutions & Services.

•	Consumer Lifestyle EBITA increased by EUR 35 million year-on-year. Excluding restructuring and acquisition-related charges, EBITA was EUR 134 million, or 10.7% of sales, compared to EUR 101 million, or 9.4% of sales, in Q2 2014. The improvement was mainly due to product mix and cost productivity.

•	Lighting EBITA increased by EUR 53 million year-on-year. EBITA, excluding restructuring and acquisition-related charges, was EUR 176 million, or 9.6% of sales, compared to EUR 133 million, or 8.2% of sales, in Q2 2014. The increase was mainly driven by cost productivity at Light Sources & Electronics and Professional Lighting Solutions.

•	Innovation, Group & Services EBITA decreased by EUR 56 million year-on-year. Excluding restructuring and acquisition-related charges and other items, EBITA was a net cost of EUR 105 million, compared to a net cost of EUR 64 million in Q2 2014. The net cost increase was mainly due to higher Group and Regional costs, higher costs in the IT Service Units, and investments in emerging business areas, partly offset by higher licensing revenue in IP Royalties.

6	Press Release Q2 2015

Cash balance

in millions of EUR

	Q2 2014	Q2 2015

Beginning cash balance	1,727	1,667
Free cash flow	214	(30)
Net cash flow from operating activities	410	186
Net capital expenditures	(196)	(216)
Acquisitions and divestments of businesses	(57)	26
Other cash flow from investing activities	(72)	(47)
Treasury shares transactions	(235)	(107)
Changes in debt	10	4
Dividend paid	(248)	(253)
Other cash flow items	(10)	(51)
Net cash flow discontinued operations	106	(74)

Ending balance	1,435	1,135

Cash flows from operating activities

in millions of EUR

Gross capital expenditures1)

in millions of EUR

1)	Capital expenditures on property, plant and equipment only

Cash balance

•	The cash balance decreased during Q2 2015 to EUR 1,135 million, with a free cash outflow of EUR 30 million, which included an outflow of EUR 73 million related to settlement payments in connection with the Cathode Ray Tube (CRT) antitrust litigation. The cash balance was also impacted by the use of EUR 107 million in treasury shares transactions, primarily for the share buy-back program, and by EUR 253 million related to cash dividend. Q2 2015 also included a net cash outflow of EUR 74 million, mainly related to the operations of the combined businesses of Lumileds and Automotive.

•	In Q2 2014 the cash balance decreased to EUR 1,435 million, with a free cash inflow of EUR 214 million, which included an outflow of EUR 31 million in the form of a pension contribution related to the de-risking of the Dutch pension plan. The cash balance was impacted by a EUR 110 million investment outflow related to the former TP Vision joint venture, EUR 248 million of cash dividend, as well as the use of EUR 235 million in treasury shares transactions, primarily for the share buy-back program. Q2 2014 also included a net cash inflow of EUR 106 million from discontinued operations, mainly related to the sale of WOOX Innovations and the operations of the combined businesses of Lumileds and Automotive.

Cash flows from operating activities

•	Operating activities resulted in a cash inflow of EUR 186 million, compared to an inflow of EUR 410 million in Q2 2014. An increase in working capital was partly offset by higher earnings.

Gross capital expenditures

•	Gross capital expenditures on property, plant and equipment were EUR 10 million above the level of Q2 2014, with increases in the operating sectors and higher investments at IG&S.

Press Release Q2 2015	7

Inventories

in millions of EUR unless otherwise stated

1)	Sales is calculated over the preceding 12 months
2)	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

Net debt and Group equity

in billions of EUR unless otherwise stated

Number of employees

in FTEs

1)	Number of employees excludes discontinued operations. Discontinued operations had 8,689 employees in Q2 2015 (Q1 2015: 8,334, Q2 2014: 8,256).
2)	Number of employees includes 13,796 third-party workers in Q2 2015 (Q1 2015: 13,930, Q2 2014: 12,483).

Inventories

•	Inventory value at the end of Q2 2015 was EUR 4.0 billion and amounted to 17.0% of sales.

•	Compared to Q2 2014, inventories as a percentage of sales increased by 1.1 percentage points. The increase was mainly driven by currency impacts.

Net debt and Group equity

•	At the end of Q2 2015, Philips had a net debt position of EUR 4.5 billion, compared to EUR 2.3 billion at the end of Q2 2014. During the quarter, the net debt position increased by EUR 427 million, reflecting a EUR 105 million decrease in debt and a EUR 532 million decrease in liquidity.

•	Group equity remained flat in the quarter at EUR 11.5 billion.

Employees

•	The number of employees increased by 1,339 year-on-year. Reductions in headcount as a result of the industrial footprint rationalization at Lighting were more than offset by the GLC acquisition in the Kingdom of Saudi Arabia, the Volcano acquisition, and an increase in third-party workers.

•	The number of employees decreased by 1,719 compared to Q1 2015, largely due to industrial footprint rationalization at Lighting.

8	Press Release Q2 2015

Healthcare

Key data

in millions of EUR unless otherwise stated

	Q2 2014	Q2 2015

Sales	2,137	2,754
Sales growth
% nominal	(10)%	29%
% comparable	(4)%	8%
EBITA	225	275
as a % of sales	10.5%	10.0%
EBIT	186	219
as a % of sales	8.7%	8.0%
Net operating capital (NOC)	7,457	9,213
Number of employees (FTEs)1)	37,157	39,523

1)	Number of employees includes 2,898 third-party workers in Q2 2015 (Q2 2014: 2,599).

Sales

in millions of EUR

EBITA

in millions of EUR unless otherwise stated

Business highlights

•	Philips and Westchester Medical Center Health Network entered into a multi-year, USD 500 million managed services partnership to transform and improve healthcare for 3 million patients. The agreement includes consulting services, medical technologies and clinical informatics solutions, and aims to improve all care areas, including radiology, cardiology, neurology, oncology and pediatrics.

•	Continuing their focus on long-term collaboration to optimize hospital care and operational performance, Philips and the Sint Maartenskliniek in the Netherlands extended their existing 10-year managed services partnership by 5 years. The agreement includes ultrasound and healthcare IT services in addition to current access to radiology solutions.

•	Working together to address the shift toward value-based care, Philips and Banner Health in the US announced the successful results of their at-home Intensive Ambulatory Care pilot program for patients with multiple chronic conditions. Through the joint telehealth program, Banner Health achieved 27% cost savings, driven primarily by a 45% reduction in hospital re-admissions.

•	Philips introduced its Lumify app-based ultrasound solution in the US. Combining a dedicated Philips ultrasound transducer, a compatible smart device and app, and secure cloud-enabled services, Lumify has been designed to enable faster diagnosis, improve patient satisfaction and reduce costs, while generating recurring revenues.

•	Exploring locally relevant solutions, the Rhiza Foundation and its technology partner Philips launched a mobile clinic pilot project focused on delivering basic primary healthcare, mother and child healthcare and dental care in particular to thousands of people living in townships in South Africa who have little or no access to healthcare facilities.

Financial performance

•	Currency-comparable order intake showed a mid-single-digit decline year-on-year. Healthcare Informatics, Solutions & Services achieved double-digit growth and Patient Care & Monitoring Solutions posted high-single-digit growth, while Imaging Systems recorded a double-digit decline.

•	Currency-comparable order intake in mature geographies showed high-single-digit growth. North America achieved double-digit growth and other mature geographies posted high-single-digit growth, while Western Europe posted a low-single-digit decline, following a strong first quarter. Growth geographies recorded a double-digit decline, mainly due to double-digit declines in China and Latin America, reflecting deteriorating market conditions.

Press Release Q2 2015	9

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR unless otherwise stated

•	Comparable sales grew 8% year-on-year. Imaging Systems achieved strong double-digit growth, Patient Care & Monitoring Solutions posted mid-single-digit growth, and Healthcare Informatics, Solutions & Services and Customer Services recorded low-single-digit growth.

•	Comparable sales in mature geographies showed mid-single-digit growth. Other mature geographies achieved strong double-digit growth and Western Europe and North America posted mid-single-digit growth. Growth geographies recorded double-digit growth.

•	EBITA amounted to EUR 275 million, or 10.0% of sales, compared to EUR 225 million, or 10.5% of sales, in Q2 2014. Restructuring and acquisition-related charges amounted to EUR 21 million, mainly related to the Volcano acquisition. Restructuring and acquisition-related charges in Q2 2014 amounted to a net release of EUR 1 million.

•	Excluding restructuring and acquisition-related charges and other items, EBITA amounted to EUR 296 million, or 10.7% of sales, compared to EUR 224 million, or 10.5% of sales, in Q2 2014. The increase was largely driven by higher volumes, which were partly offset by negative currency impacts, an increase in Quality & Regulatory spend, and higher planned expenditure for growth initiatives at Healthcare Informatics, Solutions & Services.

•	Net operating capital, excluding a currency translation effect of EUR 1,317 million, increased by EUR 439 million year-on-year. This increase was largely driven by the Volcano acquisition, partly offset by higher provisions.

•	Inventories as a percentage of sales* increased by 2.0 percentage points year-on-year, mainly driven by currency impacts and production ramp-up at the Cleveland facility.

•	Compared to Q2 2014, the number of employees increased by 2,366, largely driven by the Volcano acquisition. Compared to Q1 2015, the number of employees increased by 622, mainly due to increases in production at Imaging Systems and Patient Care & Monitoring Solutions.

Miscellaneous

•	Restructuring and acquisition-related charges in Q3 2015 are expected to total approximately EUR 35 million.

*	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

10	Press Release Q2 2015

Consumer Lifestyle

Key data

in millions of EUR unless otherwise stated

	Q2 2014	Q2 2015

Sales	1,073	1,248
Sales growth
% nominal	(1)%	16%
% comparable	7%	3%
EBITA	100	135
as a % of sales	9.3%	10.8%
EBIT	86	121
as a % of sales	8.0%	9.7%
Net operating capital (NOC)	1,271	1,674
Number of employees (FTEs)1)	16,886	16,547

1)	Number of employees includes 4,041 third-party workers in Q2 2015 (Q2 2014: 3,953).

Sales

in millions of EUR

EBITA

in millions of EUR unless otherwise stated

Business highlights

•	Philips Oral Healthcare delivered double-digit growth, expanding the category and increasing Philips’ market share in North America, China and Europe. Sales growth was driven by the Philips Sonicare DiamondClean, Series 2 and Series 3 toothbrushes and the newest innovation in interdental cleaning, the Philips Sonicare AirFloss Pro.

•	A diversified portfolio of innovations delivered results for Male Grooming in the quarter, with Asian markets particularly strong. In Japan, the ongoing success of the premium Philips Shaver series 9000 drove market share, as did continued demand for Philips VisaPure for Men. In South Korea, Philips Shaver series 7000, a proposition for sensitive skin, is selling well, while in India the launch of affordable beard trimmers in tier 2 and 3 cities drove strong growth.

•	Philips Avent further built its leadership position in mother and child care, delivering double-digit growth, with exceptional performance in North America and China. Sales were driven by the continued expansion of infant and toddler feeding solutions that support healthy development, including the Philips Avent Natural, Classic+ and new cups range.

•	Partnerships with leading beauty retailers, global propositions and locally relevant innovations continue to drive strong growth in Beauty. The Philips Lumea hair-removal device performed well in European markets. In India, an affordable hair straightener was successfully launched, recruiting more young women to home hairstyling, while Chinese women responded enthusiastically to new haircare innovations, including Philips EasyShine Ionic styling brushes.

Financial performance

•	Comparable sales increased by 3% year-on-year. Health & Wellness achieved double-digit growth, while Personal Care posted high-single-digit growth and Domestic Appliances recorded a mid-single-digit decline. As previously indicated, phasing of new product introductions drove exceptionally strong growth in the first quarter, leading to the lower growth rate in the second quarter.

•	Comparable sales in growth geographies showed mid-single-digit growth. Mature geographies recorded low-single-digit growth. North America and other mature geographies recorded low-single-digit growth, while Western Europe was in line with Q2 2014.

•	EBITA amounted to EUR 135 million, or 10.8% of sales, compared to EUR 100 million, or 9.3% of sales, in Q2 2014. EBITA included restructuring and acquisition-related charges amounting to a net release of EUR 1 million, compared with a cost of EUR 1 million in Q2 2014.

Press Release Q2 2015	11

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR unless otherwise stated

•	Excluding restructuring and acquisition-related charges, EBITA was EUR 134 million, or 10.7% of sales, compared to EUR 101 million, or 9.4% of sales, in Q2 2014. The improvement was mainly due to product mix and cost productivity.

•	Net operating capital, excluding a currency translation effect of EUR 181 million, increased by EUR 222 million year-on-year. The increase was largely driven by higher working capital.

•	Inventories as a percentage of sales* were broadly in line with Q2 2014.

•	The number of employees decreased by 339 compared to Q2 2014, mainly due to reductions in Asia Pacific. Compared to Q1 2015, the number of employees decreased by 501, largely due to a reduction in third-party workers at Domestic Appliances and Personal Care.

Miscellaneous

•	Restructuring and acquisition-related charges in Q3 2015 are expected to be less than EUR 5 million.

*	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

12	Press Release Q2 2015

Lighting

(Excluding the combined businesses of Lumileds and Automotive)

Key data

in millions of EUR unless otherwise stated

	Q2 2014	Q2 2015

Sales	1,617	1,836
Sales growth
% nominal	(8)%	14%
% comparable	(2)%	(3)%
EBITA	111	164
as a % of sales	6.9%	8.9%
EBIT	90	136
as a % of sales	5.6%	7.4%
Net operating capital (NOC)	4,558	4,070
Number of employees (FTEs)1)	37,191	35,962

1)	Number of employees includes 5,149 third-party workers in Q2 2015 (Q2 2014: 4,556)

Sales

in millions of EUR

EBITA

in millions of EUR unless otherwise stated

Business highlights

•	In Lille, France, Carrefour will install 2.5 kilometers of Philips LED lighting that uses light to transmit a location signal to a shopper’s smartphone, triggering an app to provide location-based services. This enables Carrefour to provide new services to its shoppers, such as helping them to navigate and find promotions across the 7,800 square-meter shop floor. It is the world’s largest connected lighting indoor positioning system for retail and reduces the total lighting-based electricity consumption of the hypermarket by 50%.

•	Philips will provide a connected LED lighting system for the New NY Bridge in New York, which will replace the Tappan Zee bridge. It will combine roadway and architectural lighting, an industry first, on what will be the most technologically advanced bridge in North America. The system will feature remotely programmed lights that produce dynamic colorful effects and use Philips ActiveSite and Philips CityTouch cloud-based remote monitoring and management systems.

•	In India, Philips won an order for 15 million 7W LED lamps from Energy Efficiency Services Limited, as part of the Indian government’s initiative to promote energy-efficient lighting for households and help reduce electricity consumption at peak periods.

•	Based on consumer insights, Philips successfully introduced the Warm Glow Clear LED bulb, which mimics traditional bulbs, in North America. Similar in light quality and shape, it now also turns to a classic warm light when dimmed. The lamp will become available in other regions later this year, for professional as well as consumer use.

Financial performance

•	Comparable sales showed a 3% decline year-on-year. Professional Lighting Solutions posted a low-single-digit decline. Light Sources & Electronics recorded a mid-single-digit decline and Consumer Luminaires posted a high-single-digit decline.

•	Comparable sales in mature geographies showed a low-single-digit decline compared to Q2 2014. Growth geographies recorded a mid-single-digit decline, mainly due to China.

•	LED-based sales grew 21% year-on-year and now represent 40% of total Lighting sales, compared to 34% in Q2 2014. Conventional-based sales declined 16% year-on-year and now represent 60% of total Lighting sales, compared to 66% in Q2 2014.

Press Release Q2 2015	13

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR unless otherwise stated

•	EBITA amounted to EUR 164 million, or 8.9% of sales, compared to EUR 111 million, or 6.9% of sales, in Q2 2014. Restructuring and acquisition-related charges amounted to EUR 12 million, compared to EUR 22 million in Q2 2014.

•	EBITA, excluding restructuring and acquisition-related charges, was EUR 176 million, or 9.6% of sales, compared to EUR 133 million, or 8.2% of sales, in Q2 2014. The increase was mainly driven by improved cost productivity at Light Sources & Electronics and Professional Lighting Solutions.

•	Net operating capital, excluding a currency translation effect of EUR 576 million, decreased by EUR 1,064 million year-on-year. The decrease was mainly due to the reclassification of the combined businesses of Lumileds and Automotive as assets held for sale in Q4 2014.

•	Inventories as a percentage of sales* increased 1.2 percentage points year-on-year, mainly due to currency impacts.

•	Compared to Q2 2014, the number of employees decreased by 1,229, reflecting a decrease from industrial footprint rationalization, partially offset by the GLC acquisition in the Kingdom of Saudi Arabia. Compared to Q1 2015, the number of employees decreased by 2,064, mainly driven by a seasonal decrease at production sites.

Miscellaneous

•	Restructuring and acquisition-related charges in Q3 2015 are expected to total approximately EUR 30 million, mainly driven by industrial footprint rationalization.

*	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

14	Press Release Q2 2015

Additional information on the combined businesses of Lumileds and Automotive

The combined businesses of Lumileds and Automotive are reported as discontinued operations in the Consolidated statements of income and cash flows. As a result, Lumileds and Automotive sales and EBITA are no longer included in the Lighting and Group results of continuing operations. The applicable assets and liabilities of the combined businesses are reported under Assets and Liabilities classified as held for sale in the Condensed consolidated balance sheets as per November 2014.

As announced on March 31, 2015, Philips has signed an agreement with a consortium led by GO Scale Capital, through which they will acquire an 80.1% interest in Philips’ combined LED components and Automotive lighting business, with Philips retaining the remaining 19.9%* interest. As additional time is required for regulatory approvals, Philips is now working towards closing the sale in the fourth quarter of 2015.

In Q2 2015, the net income of discontinued operations attributable to the combined businesses of Lumileds and Automotive increased to EUR 49 million from EUR 32 million in Q2 2014. EBITA in Q2 2015 included disentanglement costs of EUR 14 million, compared to nil in Q2 2014.

Overhead and other indirect costs of Philips that were previously allocated to Lumileds and Automotive and were not affected by the transfer to Discontinued operations have been allocated to Lighting and IG&S (Former net costs allocated to Lighting and IG&S).

*	including a 34% interest in Lumileds’ US operations

Results of combined Lumileds and Automotive businesses

in millions of EUR unless otherwise stated

	Q2 2014	Q2 2015

EBITA as previously reported in Lighting	28	16
Adjustment of amortization and depreciation following assets held for sale reclassification	—	49

Disentanglement costs	—	(14)

Former net costs allocated to Lighting	—	(1)
Former net costs allocated to IG&S	19	20

Amortization of other intangibles added back	(6)	—

EBIT of discontinued operations	41	70

Income taxes	(9)	(21)

Net income of discontinued operations	32	49

Number of employees (FTEs)	8,256	8,689

Press Release Q2 2015	15

Innovation, Group & Services

Key data

in millions of EUR unless otherwise stated

	Q2 2014	Q2 2015

Sales	142	136
Sales growth
% nominal	3%	(4)%
% comparable	3%	5%
EBITA of:
Group Innovation	(47)	(62)
IP Royalties	62	70
Group and Regional Costs	(37)	(85)
Accelerate! investments	(32)	(29)
Pensions	(3)	(4)
Service Units and Other	(11)	(14)

EBITA	(68)	(124)
EBIT	(71)	(127)
Net operating capital (NOC)	(2,786)	(3,560)
Number of employees (FTEs)1)	13,344	13,885

1)	Number of employees includes 1,709 third-party workers in Q2 2015 (Q2 2014: 1,375)

Sales

in millions of EUR

EBITA

in millions of EUR

Business highlights

•	Philips entered into a five-year research alliance with the Massachusetts Institute of Technology (MIT) to develop breakthrough innovations in HealthTech and Connected Lighting. Philips will move its North American research center to Cambridge, Mass. to engage with the area’s rich innovation ecosystem.

•	Applying the deep consumer insights of Philips’ unique, multi-disciplinary design team to professional healthcare, Philips has expanded its healthcare experience consultancy services with co-creation workshops with the C-suite of existing and prospective customers. The first series of workshops successfully demonstrated the value that Philips can create for its customers, for example in terms of productivity improvements and patient satisfaction, reinforcing customer intimacy.

•	As a pioneer and leader in the emerging digital pathology market, Philips has enabled Netherlands- based LabPON to become the first clinical pathology laboratory in the world to have transitioned completely to digital diagnosis. Philips’ ultrafast pathology scanner, information management system and services will improve laboratory efficiency, quality and service levels.

•	For the second consecutive year, Philips received the ‘Champion for Change’ award from Practice Greenhealth, North America’s leading membership and networking organization for institutions in the healthcare community, in recognition of its green health practices and sustainability initiatives with its customers and across the organization.

Financial performance

•	Sales decreased from EUR 142 million in Q2 2014 to EUR 136 million. Higher revenue from IP Royalties and Group Innovation was offset by lower sales in the OEM remote controls business following its divestment.

•	EBITA amounted to a net cost of EUR 124 million, compared to a net cost of EUR 68 million in Q2 2014. EBITA included EUR 27 million of charges related to the separation of the Lighting business. Restructuring charges amounted to a net release of EUR 8 million, compared to a cost of EUR 4 million in Q2 2014.

16	Press Release Q2 2015

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR

•	Excluding restructuring and acquisition-related charges and other items, EBITA was a net cost of EUR 105 million, compared to a net cost of EUR 64 million in Q2 2014. The net cost increase was mainly due to higher Group and Regional costs, higher costs in the IT Service Units, and investments in emerging business areas, partly offset by higher licensing revenue in IP Royalties.

•	Net operating capital, excluding a currency translation effect of EUR 314 million, decreased by EUR 460 million year-on-year, mainly due to a decrease in working capital.

•	Compared to Q2 2014, the number of employees increased by 541, primarily driven by growth at the Philips Innovation Campus in Bangalore. The number of employees increased by 224 compared to Q1 2015.

Miscellaneous

•	Restructuring and separation charges in Q3 2015 are expected to total approximately EUR 85 million.

Press Release Q2 2015	17

Philips statistics

in millions of EUR unless otherwise stated

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Sales	4,692	4,969	5,194	6,536	5,339	5,974
comparable sales growth %	(1)%	(1)%	0%	(2)%	2%	3%

Gross margin	1,900	2,075	1,702	2,529	2,116	2,495
as a % of sales	40.5%	41.8%	32.8%	38.7%	39.6%	41.8%

Selling expenses	(1,166)	(1,214)	(1,245)	(1,499)	(1,341)	(1,440)
as a % of sales	(24.9)%	(24.4)%	(24.0)%	(22.9)%	(25.1)%	(24.1)%

G&A expenses	(167)	(176)	(191)	(213)	(214)	(224)
as a % of sales	(3.6)%	(3.5)%	(3.7)%	(3.3)%	(4.0)%	(3.7)%

R&D expenses	(396)	(400)	(372)	(467)	(436)	(483)
as a % of sales	(8.4)%	(8.0)%	(7.2)%	(7.1)%	(8.2)%	(8.1)%

EBIT	172	291	(139)	162	139	349
as a % of sales	3.7%	5.9%	(2.7)%	2.5%	2.6%	5.8%

EBITA	253	368	(62)	262	230	450
as a % of sales	5.4%	7.4%	(1.2)%	4.0%	4.3%	7.5%

Net income (loss)	137	243	(103)	134	100	274

Net income (loss) attributable to shareholders	138	242	(104)	139	99	272

Net income (loss) - shareholders per common share in EUR - diluted	0.15	0.26	(0.11)	0.15	0.11	0.30

	2014				2015
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	4,692	9,661	14,855	21,391	5,339	11,313
comparable sales growth %	(1)%	(1)%	(1)%	(1)%	3%	3%

Gross margin	1,900	3,975	5,677	8,206	2,116	4,611
as a % of sales	40.5%	41.1%	38.2%	38.4%	39.6%	40.8%

Selling expenses	(1,166)	(2,380)	(3,625)	(5,124)	(1,341)	(2,781)
as a % of sales	(24.9)%	(24.6)%	(24.4)%	(24.0)%	(25.1)%	(24.6)%

G&A expenses	(167)	(343)	(534)	(747)	(214)	(438)
as a % of sales	(3.6)%	(3.6)%	(3.6)%	(3.5)%	(4.0)%	(3.9)%

R&D expenses	(396)	(796)	(1,168)	(1,635)	(436)	(919)
as a % sales	(8.4)%	(8.2)%	(7.9)%	(7.6)%	(8.2)%	(8.1)%

EBIT	172	463	324	486	139	488
as a % of sales	3.7%	4.8%	2.2%	2.3%	2.6%	4.3%

EBITA	253	621	559	821	230	680
as a % of sales	5.4%	6.4%	3.8%	3.8%	4.3%	6.0%

Net income	137	380	277	411	100	374

Net income attributable to shareholders	138	380	276	415	99	371
Net income - shareholders per common share in EUR - diluted	0.15	0.41	0.30	0.45	0.11	0.40

Net income from continuing operations as a % of shareholders’ equity	4.0%	5.7%	2.0%	2.0%	2.4%	5.3%

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	913,485	923,933	919,973	914,389	910,616	925,277
Shareholders’ equity per common share in EUR	12.06	11.63	11.86	11.88	12.50	12.32
Inventories as a % of sales 1,2)	14.8%	15.9%	17.1%	15.3%	17.3%	17.0%

Net debt : group equity ratio	15:85	18:82	19:81	17:83	26:74	28:72

Net operating capital	10,381	10,500	10,841	8,838	10,977	11,397

Total employees	114,268	112,834	115,261	113,678	115,970	114,606
of which discontinued operations	9,957	8,256	8,489	8,313	8,334	8,689

1)	Sales is calculated over the preceding 12 months
2)	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

18	Press Release Q2 2015

Reconciliation of non-GAAP performance measures

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

Sales growth composition

in %

	Q2				January to June
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth

2015 versus 2014
Healthcare	7.7	17.1	4.1	28.9	4.7	14.3	3.2	22.2
Consumer Lifestyle	3.3	13.0	0.0	16.3	6.4	10.3	0.0	16.7
Lighting	(3.3)	12.9	3.9	13.5	(3.1)	10.9	3.7	11.5
IG&S	5.0	1.8	(11.0)	(4.2)	10.5	2.7	(4.3)	8.9

Philips Group	3.2	14.4	2.6	20.2	2.7	12.0	2.4	17.1

EBITA excluding restructuring and acquisition-related charges and other items to Income from operations (or EBIT)

in millions of EUR unless otherwise stated

	Q2					January to June
	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services

2015
EBITA excluding restructuring and acquisition-related charges and other items	501	296	134	176	(105)	828	419	270	320	(181)

Other items	(27)				(27)	(66)	(28)			(38)
Restructuring and acquisition-related charges	(24)	(21)	1	(12)	8	(82)	(51)		(37)	6
EBITA (or Adjusted income from operations)	450	275	135	164	(124)	680	340	270	283	(213)

Amortization of intangibles1)	(101)	(56)	(14)	(28)	(3)	(192)	(104)	(27)	(54)	(7)

Income from operations (or EBIT)	349	219	121	136	(127)	488	236	243	229	(220)

2014
EBITA excluding restructuring and acquisition-related charges and other items	394	224	101	133	(64)	698	397	209	259	(167)

Restructuring and acquisition-related charges	(26)	1	(1)	(22)	(4)	(77)	(20)	(1)	(52)	(4)
EBITA (or adjusted income from operations)	368	225	100	111	(68)	621	377	208	207	(171)

Amortization of intangibles1)	(77)	(39)	(14)	(21)	(3)	(155)	(81)	(26)	(42)	(6)
Impairment of goodwill						(3)	(1)		(2)

Income from operations (or EBIT)	291	186	86	90	(71)	463	295	182	163	(177)

1)	Excluding amortization of software and product development

Press Release Q2 2015	19

Reconciliation of non-GAAP performance measures (continued)

Net operating capital to total assets

in millions of EUR unless otherwise stated

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S

June 30, 2015
Net operating capital (NOC)	11,397	9,213	1,674	4,070	(3,560)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,835	3,106	1,311	1,631	3,787
- intercompany accounts	—	152	20	103	(275)
- provisions	3,288	828	199	475	1,786
Include assets not comprised in NOC:
- investments in associates	182	51	—	22	109
- other current financial assets	4				4
- other non-current financial assets	510				510
- deferred tax assets	2,838				2,838
- cash and cash equivalents	1,135				1,135

Total assets excluding assets classified as held for sale	29,189	13,350	3,204	6,301	6,334
Assets classified as held for sale	1,698

Total assets	30,887

December 31, 2014
Net operating capital (NOC)	8,838	7,565	1,353	3,638	(3,718)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,379	2,711	1,411	1,422	3,835
- intercompany accounts	—	125	65	129	(319)
- provisions	3,445	793	220	530	1,902
Include assets not comprised in NOC:
- investments in associates	157	80	—	20	57
- other current financial assets	125				125
- other non-current financial assets	462				462
- deferred tax assets	2,460				2,460
- cash and cash equivalents	1,873				1,873

Total assets excluding assets classified as held for sale	26,739	11,274	3,049	5,739	6,677
Assets classified as held for sale	1,613

Total assets	28,352

June 29, 2014
Net operating capital (NOC)	10,500	7,457	1,271	4,558	(2,786)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,527	2,585	1,392	1,761	2,789
- intercompany accounts	—	117	64	66	(247)
- provisions	2,495	285	181	428	1,601
Include assets not comprised in NOC:
- investments in associates	171	75	—	19	77
- other current financial assets	125				125
- other non-current financial assets	438				438
- deferred tax assets	1,832				1,832
- cash and cash equivalents	1,435				1,435

Total assets excluding assets classified as held for sale	25,523	10,519	2,908	6,832	5,264
Assets classified as held for sale	136

Total assets	25,659

20	Press Release Q2 2015

Reconciliation of non-GAAP performance measures (continued)

Composition of net debt to group equity

in millions of EUR unless otherwise stated

	June 29, 2014	December 31, 2014	June 30, 2015

Long-term debt	3,336	3,712	4,048
Short-term debt	432	392	1,632

Total debt	3,768	4,104	5,680
Cash and cash equivalents	1,435	1,873	1,135

Net debt (cash) (total debt less cash and cash equivalents)	2,333	2,231	4,545

Shareholders’ equity	10,747	10,867	11,396
Non-controlling interests	11	101	115

Group equity	10,758	10,968	11,511

Net debt and group equity	13,091	13,199	16,056

Net debt divided by net debt and group equity (in %)	18%	17%	28%
Group equity divided by net debt and group equity (in %)	82%	83%	72%

Composition of cash flows

in millions of EUR

	Q2		January to June
	2014	2015	2014	2015

Cash flows provided by (used for) operating activities	410	186	137	(70)
Cash flows used for investing activities	(325)	(237)	(501)	(1,507)

Cash flows before financing activities	85	(51)	(364)	(1,577)

Cash flows provided by (used for) operating activities	410	186	137	(70)
Net capital expenditures:	(196)	(216)	(354)	(403)
Purchase of intangible assets	(21)	(27)	(32)	(55)
Expenditures on development assets	(73)	(83)	(141)	(155)
Capital expenditures on property, plant and equipment	(107)	(117)	(189)	(209)
Proceeds from sale of property, plant and equipment	5	11	8	16

Free cash flows	214	(30)	(217)	(473)

Press Release Q2 2015	21

Forward-looking statements

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy, the ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, the ability to identify and complete successful acquisitions, including Volcano, and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2014.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-GAAP financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in the Annual Report 2014.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2014. Independent valuations may have been obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2014, unless otherwise stated.

In 2014, we announced plans to establish two stand-alone companies focused on the HealthTech and Lighting Solutions opportunities. The proposed separation of the Lighting business impacts all businesses and markets as well as all supporting functions and all assets and liabilities of the Group. Philips expects the separation will take approximately 12-18 months. We expect to continue reporting in the existing structure until the changes in the way we allocate resources and analyze performance in the new structure have been completed.

22	Press Release Q2 2015

Semi-annual report

Introduction

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’ or ‘Philips’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (‘the Group’) are described in note 5, Segment information.

The semi-annual report for the six months ended June 30, 2015 consists of the semi-annual condensed consolidated financial statements, the semi-annual management report and responsibility statement by the Company’s Board of Management. The information in this semi-annual report is unaudited.

The semi-annual condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s consolidated IFRS financial statements for the year ended December 31, 2014.

Responsibility statement

The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual report for the six month period ended 30 June 2015, which has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union, gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and the semi-annual management report for the six month period ended 30 June 2015 gives a fair view of the information required pursuant to article 5:25d paragraph 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Amsterdam, July 27, 2015

Board of Management

Frans van Houten	Ron Wirahadiraksa

Pieter Nota

Press Release Q2 2015	23

Management report

The first six months of 2015

•	Sales in the first half of 2015 amounted to EUR 11.3 billion, up 3% on a comparable basis.

•	Growth geographies sales were 4% higher year-on-year and accounted for 35% of sales.

•	EBITA amounted to EUR 680 million, or 6.0% of sales, compared to EUR 621 million, or 6.4% of sales, in the first half of 2014.

•	EBITA, excluding restructuring and acquisition-related charges and other items, amounted to EUR 828 million, or 7.3% of sales, compared to EUR 698 million, or 7.2 % of sales, in the first half of 2014, mainly due to improved operational results at Consumer Lifestyle and Lighting.

•	Net income amounted to EUR 374 million, compared to EUR 380 million in the first half of 2014.

Net income

in millions of EUR unless otherwise stated

	January to June
	2014	2015

Sales	9,661	11,313
EBITA	621	680
as a % of sales	6.4%	6.0%
EBIT	463	488
as a % of sales	4.8%	4.3%
Financial income and expenses	(143)	(141)
Income taxes	(60)	(79)
Results investments in associates	24	22
Net income from continuing operations	284	290
Discontinued operations	96	84
Net income	380	374

Net income attributable to shareholders per common share (in EUR) - diluted	0.41	0.40

Performance of the Group

•	Group sales amounted to EUR 11.3 billion, EUR 1,652 million higher than in the first half of 2014. Adjusted for currency impacts and consolidation changes, sales were 3% higher year-on-year.

•	Group EBITA amounted to EUR 680 million, or 6.0% of sales, an increase of EUR 59 million compared to the first half of 2014. The first half of 2015 included EUR 82 million of restructuring and acquisition-related charges, compared to EUR 77 million in the first half of 2014. 2015 also included a EUR 28 million charge related to the currency revaluation of the provision for the Masimo litigation and EUR 38 million of charges related to the separation of the Lighting business.

•	Excluding the impact of restructuring and acquisition-related charges and other items, EBITA increased by EUR 130 million compared to the first half of 2014. The year-on-year increase was mainly driven by improved operational performance at Consumer Lifestyle and Lighting.

•	Net income of EUR 374 million was broadly in line with the first half of 2014, as higher earnings in 2015 were offset by higher income tax expense and lower income from discontinued operations.

•	Cash flow from operating activities was an outflow of EUR 70 million, compared to an inflow of EUR 137 million in the first half of 2014. The cash flow in the first half of 2015 included a working capital increase of EUR 331 million, compared to a decrease of EUR 51 million in the first half of 2014.

24	Press Release Q2 2015

Sales by sector

in millions of EUR unless otherwise stated

	January to June		% change
	2014	2015	nominal	comparable

Healthcare	4,103	5,015	22%	5%
Consumer Lifestyle	2,089	2,438	17%	6%
Lighting	3,189	3,555	11%	(3)%
Innovation, Group & Services	280	305	9%	10%

Philips Group	9,661	11,313	17%	3%

EBITA

in millions of EUR unless otherwise stated

	January to June
	2014		2015
	amount	%	amount	%
Healthcare	377	9.2%	340	6.8%
Consumer Lifestyle	208	10.0%	270	11.1%
Lighting	207	6.5%	283	8.0%
Innovation, Group & Services	(171)	—	(213)	—

Philips Group	621	6.4%	680	6.0%

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR unless otherwise stated

	January to June
	2014		2015
	amount	%	amount	%
Healthcare	397	9.7%	419	8.4%
Consumer Lifestyle	209	10.0%	270	11.1%
Lighting	259	8.1%	320	9.0%
Innovation, Group & Services	(167)	—	(181)	—

Philips Group	698	7.2%	828	7.3%

Philips sectors

Healthcare

•	Equipment order intake at Healthcare declined 1% compared to the first half of 2014. Healthcare Informatics, Solutions & Services achieved double-digit growth and Patient Care & Monitoring Solutions posted mid-single-digit growth, while Imaging Systems recorded a mid-single-digit decline. North America equipment order intake showed high-single-digit growth, while Western Europe and other mature geographies reported low-single-digit growth. Growth geographies reported a double-digit decline, mainly due to China and Latin America.

•	Sales amounted to EUR 5,015 million. Excluding currency effects and portfolio changes, comparable sales increased by 5% year-on-year. Imaging Systems achieved double-digit growth, while Customer Services and Healthcare Informatics, Solutions & Services posted low-single-digit growth and Patient Care & Monitoring Solutions was in line with the first half of 2014. From a geographical perspective, comparable sales in growth geographies showed double-digit growth, and mature geographies recorded low-single-digit growth.

•	EBITA amounted to EUR 340 million, or 6.8% of sales, compared to EUR 377 million, or 9.2% of sales, in the first half of 2014. EBITA in the first half of 2015 included restructuring and acquisition-related charges of EUR 51 million, compared to EUR 20 million in the first half of 2014. 2015 EBITA also included a EUR 28 million charge related to the currency revaluation of the provision for the Masimo litigation.

•	Excluding restructuring and acquisition-related charges and other items, EBITA amounted to EUR 419 million, or 8.4% of sales, compared to EUR 397 million, or 9.7% of sales, in the first half of 2014. The increase was largely driven by higher volumes, which were partly offset by negative currency impacts, an increase in Quality & Regulatory spend, and higher planned expenditure for growth initiatives at Healthcare Informatics, Solutions & Services.

Consumer Lifestyle

•	Sales amounted to EUR 2,438 million. Excluding currency effects and portfolio changes, comparable sales increased by 6% year-on-year. Double-digit comparable sales growth was seen at Health & Wellness, Personal Care achieved high-single-digit growth, while Domestic Appliances was in line with the first half of 2014. From a geographical perspective, a high-single-digit increase was seen in growth geographies, while mid-single-digit growth was recorded in mature geographies.

Press Release Q2 2015	25

•	EBITA amounted to EUR 270 million, or 11.1% of sales, a year-on-year increase of EUR 62 million. EBITA included restructuring and acquisition-related charges of EUR 1 million in the first half of 2014, compared to nil in the first half of 2015.

•	Excluding restructuring and acquisition-related charges and other items, EBITA amounted to EUR 270 million, or 11.1% of sales, compared to EUR 209 million, or 10.0% of sales, in the first half of 2014. The year-on-year increase of EUR 61 million was mainly driven by product mix and cost productivity.

Lighting

•	Sales amounted to EUR 3,555 million, a year-on-year increase of EUR 366 million. Excluding currency effects and portfolio changes, comparable sales decreased 3% year-on-year. Both Light Sources & Electronics and Consumer Luminaires recorded a mid-single-digit decline, while Professional Lighting Solutions achieved low-single-digit growth year-on-year. From a geographical perspective, comparable sales showed a mid-single-digit decline in growth geographies and a low-single-digit decline in mature geographies.

•	EBITA amounted to EUR 283 million, or 8.0% of sales, a year-on-year increase of EUR 76 million. EBITA included restructuring and acquisition-related charges of EUR 37 million, compared to EUR 52 million in the first half of 2014.

•	EBITA, excluding restructuring and acquisition-related charges, amounted to EUR 320 million, or 9.0% of sales, compared to EUR 259 million, or 8.1% of sales, in the first half of 2014. The increase was mainly driven by cost productivity at Light Sources & Electronics and Professional Lighting Solutions.

Innovation, Group & Services

•	EBITA amounted to a net cost of EUR 213 million, compared to EUR 171 million in the first half of 2014. EBITA included charges of EUR 38 million related to the separation of the Lighting business. Restructuring and acquisition-related charges amounted to a net release of EUR 6 million, compared to a cost of EUR 4 million in the first half of 2014.

•	Excluding restructuring and acquisition-related charges and other items, EBITA was a net cost of EUR 181 million, compared to a net cost of EUR 167 million in the first half of 2014. The year-on-year increase in net cost was mainly due to higher Group and Regional costs and investments in emerging business areas, partly offset by higher licensing revenue in IP Royalties.

Risks and uncertainties

•	In the Annual Report 2014, certain risk categories and risks are described which could have a material adverse effect on Philips’ financial position and results. Those categories and risks remain valid and should be read in conjunction with this semi-annual report.

26	Press Release Q2 2015

•	Looking ahead to the second half of 2015, Philips is increasingly concerned about the global macroeconomic environment, particularly China, Russia and Latin America.

•	Also, Philips operates in a highly regulated product safety and quality environment. Philips products and facilities are subject to regulation and ongoing inspections by various government agencies, including, in particular, in the Healthcare sector by the FDA (US) and comparable non-US agencies. As announced in 2014, Philips voluntarily suspended production at the Cleveland, Ohio facility. Since then, several remediation actions by Philips have been taken and/or are ongoing at that facility, and the facility is gradually resuming production and shipment of CT systems, with the goal of having shipment levels return to 2013 levels by the end of this year. However, returning to those levels will depend on external and internal factors with respect to the remediation efforts, including FDA review thereof. Philips is undertaking considerable efforts to improve quality and management systems in all of its Healthcare operations. The remediation work in this area will continue to affect the Company’s results in 2015. In addition, the FDA has inspected certain of Philips Healthcare’s other sites. Philips’ production and shipments in the future could be affected by an adverse outcome of these or other regulatory inspections and related claims and actions by regulators and others.

•	Finally, the design and implementation of the separation requires the devotion of substantial time and attention from management and staff. The separation efforts could distract from and have an adverse effect on the conduct of normal business and the company’s strategy. The separation is a complex process which could consume more time than originally anticipated and may expose Philips to risks of additional costs and other adverse consequences. The Annual Report 2014 contains a comprehensive description of the Separation Risk.

•	Additional risks not known to Philips, or currently believed not to be material, could later turn out to have a material impact on Philips’ business, objectives, revenues, income, assets, liquidity or capital resources.

Press Release Q2 2015	27

Condensed consolidated statements of income

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q2		January to June
	2014	2015	2014	2015

Sales	4,969	5,974	9,661	11,313
Cost of sales	(2,894)	(3,479)	(5,686)	(6,702)

Gross margin	2,075	2,495	3,975	4,611

Selling expenses	(1,214)	(1,440)	(2,380)	(2,781)
General and administrative expenses	(176)	(224)	(343)	(438)
Research and development expenses	(400)	(483)	(796)	(919)
Impairment of goodwill	—	—	(3)	—
Other business income	9	26	19	48
Other business expenses	(3)	(25)	(9)	(33)

Income from operations	291	349	463	488

Financial income	15	28	31	59
Financial expenses	(89)	(102)	(174)	(200)

Income before taxes	217	275	320	347

Income tax expense	(32)	(48)	(60)	(79)

Income after taxes	185	227	260	268

Results relating to investments in associates	3	(1)	24	22

Net income from continuing operations	188	226	284	290

Discontinued operations - net of income tax	55	48	96	84

Net income	243	274	380	374

Attribution of net income for the period
Net income attributable to Koninklijke Philips N.V. shareholders	242	272	380	371
Net income (loss) attributable to non-controlling interests	1	2	—	3

Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	908,343	909,478	911,166	910,768
- diluted	916,511	914,726	920,433	916,373

Net income attributable to shareholders per common share in EUR:
- basic	0.27	0.30	0.42	0.41
- diluted	0.26	0.30	0.41	0.40

28	Press Release Q2 2015

Condensed consolidated statements of comprehensive income

Condensed consolidated statements of comprehensive income

in millions of EUR unless otherwise stated

	Q2		January to June
	2014	2015	2014	2015
Net income for the period	243	274	380	374
Pensions and other post-employment plans:
Remeasurement	(82)	2	(367)	(175)
Income tax effect on remeasurements	20	(1)	92	41
Revaluation reserve:
Release revaluation reserve	(3)	(2)	(5)	(4)
Reclassification directly into retained earnings	3	2	5	4

Total of items that will not be reclassified to profit or loss	(62)	1	(275)	(134)
Currency translation differences:
Net current period change, before tax	84	(105)	66	599
Income tax effect	16	170	18	170
Reclassification adjustment for gain realized	(4)	(2)	(4)	(2)
Available-for-sale financial assets:
Net current period change, before tax	13	15	2	22
Income tax effect	(3)	—	(2)	—
Reclassification adjustment for results realized	—	—	8	(6)
Cash flow hedges:
Net current period change, before tax	(14)	8	(19)	(53)
Income tax effect	4	(3)	8	8
Reclassification adjustment for results realized	(5)	29	(13)	34

Total of items that are or may be reclassified to profit or loss	91	112	64	772
Other comprehensive income (loss) for the period	29	113	(211)	638

Total comprehensive income for the period	272	387	169	1,012
Shareholders	271	385	169	1,009
Non-controlling interests	1	2	—	3

Press Release Q2 2015	29

Condensed consolidated balance sheets

Condensed consolidated balance sheets

in millions of EUR unless otherwise stated

	June 29, 2014	December 31, 2014	June 30, 2015

Non-current assets:
Property, plant and equipment	2,708	2,095	2,308
Goodwill	6,579	7,158	8,428
Intangible assets excluding goodwill	3,157	3,368	3,855
Non-current receivables	186	177	193
Investments in associates	171	157	182
Other non-current financial assets	438	462	510
Non-current derivative financial assets	73	15	42
Deferred tax assets	1,832	2,460	2,838
Other non-current assets	60	69	77

Total non-current assets	15,204	15,961	18,433

Current assets:
Inventories	3,638	3,314	3,973
Other current financial assets	125	125	4
Other current assets	448	411	544
Current derivative financial assets	3	192	205
Income tax receivable	121	140	118
Receivables	4,549	4,723	4,777
Assets classified as held for sale	136	1,613	1,698
Cash and cash equivalents	1,435	1,873	1,135

Total current assets	10,455	12,391	12,454

Total assets	25,659	28,352	30,887

Equity
Shareholders’ equity	10,747	10,867	11,396
Non-controlling interests	11	101	115

Group equity	10,758	10,968	11,511

Non-current liabilities:
Long-term debt	3,336	3,712	4,048
Non-current derivative financial liabilities	283	551	652
Long-term provisions	1,773	2,500	2,504
Deferred tax liabilities	62	107	173
Other non-current liabilities	1,491	1,838	2,009

Total non-current liabilities	6,945	8,708	9,386

Current liabilities:
Short-term debt	432	392	1,632
Current derivative financial liabilities	99	306	377
Income tax payable	92	102	118
Accounts and notes payable	2,827	2,499	2,580
Accrued liabilities	2,643	2,692	2,785
Short-term provisions	722	945	784
Dividends payable	45	—	33
Liabilities directly associated with assets held for sale	4	349	367
Other current liabilities	1,092	1,391	1,314

Total current liabilities	7,956	8,676	9,990

Total liabilities and group equity	25,659	28,352	30,887

30	Press Release Q2 2015

Condensed consolidated statements of cash flows

Condensed consolidated statements of cash flows

in millions of EUR unless otherwise stated

	Q2		January to June
	2014	2015	2014	2015
Cash flows from operating activities
Net income	243	274	380	374
Results of discontinued operations - net of income tax	(55)	(48)	(96)	(84)
Adjustments to reconcile net income to net cash of operating activities:
Depreciation, amortization, and impairments of fixed assets	256	331	516	614
Impairment of goodwill and other non-current financial assets	4	4	17	4
Net gain on sale of assets	(3)	(12)	(9)	(46)
Interest income	(11)	(12)	(19)	(26)
Interest expense on debt, borrowings and other liabilities	57	69	108	135
Income tax expense	32	48	60	79
Results from investments in associates	(2)	2	(23)	—
Decrease (increase) in working capital:	182	(313)	51	(331)
Decrease in receivables and other current assets	191	298	198	380
Increase in inventories	(138)	(148)	(363)	(391)
Increase (decrease) in accounts payable, accrued and other liabilities	129	(463)	216	(320)
(Increase) decrease in non-current receivables, other assets, other liabilities	(138)	(40)	(518)	2
Decrease in provisions	(50)	(116)	(66)	(278)
Other items	(6)	135	19	(230)
Interest paid	(25)	(28)	(114)	(129)
Interest received	11	13	19	27
Dividends received from investments in associates	14	6	14	6
Income taxes paid	(99)	(127)	(202)	(187)

Net cash provided by (used for) operating activities	410	186	137	(70)

Cash flows from investing activities
Net capital expenditures	(196)	(216)	(354)	(403)
Purchase of intangible assets	(21)	(27)	(32)	(55)
Expenditures on development assets	(73)	(83)	(141)	(155)
Capital expenditures on property, plant and equipment	(107)	(117)	(189)	(209)
Proceeds from sale of property, plant and equipment	5	11	8	16
Net proceeds used for derivatives and current financial assets	(4)	(43)	(2)	(80)
Purchase of other non-current financial assets	(68)	(2)	(72)	(2)
Proceeds from other non-current financial assets	—	(2)	2	18
Purchase of businesses, net of cash acquired	(2)	(1)	(19)	(1,104)
Net proceeds (used for) from sale of interest in businesses	(55)	27	(56)	64

Net cash used for investing activities	(325)	(237)	(501)	(1,507)

Cash flows from financing activities
Proceeds from issuance (payments) of short-term debt	18	(2)	96	1,190
Principal payments on long-term debt	(20)	(19)	(293)	(39)
Proceeds from issuance of long-term debt	12	25	26	43
Re-issuance of treasury shares	31	30	96	65
Purchase of treasury shares	(266)	(137)	(438)	(280)
Dividend paid	(248)	(253)	(248)	(253)

Net cash (used for) provided by financing activities	(473)	(356)	(761)	726

Net cash used for continuing operations	(388)	(407)	(1,125)	(851)

Cash flows from discontinued operations
Net cash provided by (used for) operating activities	7	(74)	24	(10)
Net cash provided by investing activities	99	—	99	—

Net cash provided by (used for) discontinued operations	106	(74)	123	(10)

Net cash used for continuing and discontinued operations	(282)	(481)	(1,002)	(861)

Effect of change in exchange rates on cash and cash equivalents	(10)	(51)	(28)	123
Cash and cash equivalents at the beginning of the period	1,727	1,667	2,465	1,873

Cash and cash equivalents at the end of the period	1,435	1,135	1,435	1,135

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Press Release Q2 2015	31

Condensed consolidated statement of changes in equity

Condensed consolidated statement of changes in equity

in millions of EUR unless otherwise stated

	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholder’s equity	non-controlling interests	Group equity

January to June 2015

Balance as of December 31, 2014	187	2,181	8,790	13	229	27	(13)	(547)	10,867	101	10,968

Total comprehensive income			241	(4)	767	16	(11)		1,009	3	1,012

Dividend distributed	3	429	(730)						(298)		(298)
Movement non-controlling interest									—	11	11
Purchase of treasury shares			(12)					(278)	(290)		(290)
Re-issuance of treasury shares		(21)	(44)					130	65		65
Share-based compensation plans		44							44		44
Income tax share-based compensation plans		(1)							(1)		(1)

Total other equity movements	3	451	(786)					(148)	(480)	11	(469)

Balance as of June 30, 2015	190	2,632	8,245	9	996	43	(24)	(695)	11,396	115	11,511

January to June 2014

Balance as of December 31, 2013	188	1,796	10,415	23	(569)	55	24	(718)	11,214	13	11,227

Total comprehensive income			110	(5)	80	8	(24)	—	169	—	169

Dividend distributed	3	433	(729)						(293)		(293)
Movement non-controlling interest									—	(2)	(2)
Purchase of treasury shares			(26)					(440)	(466)		(466)
Re-issuance of treasury shares		(124)	(69)					289	96		96
Share-based compensation plans		39	—						39		39
Income tax share-based compensation plans		(12)	—						(12)		(12)

Total other equity movements	3	336	(824)					(151)	(636)	(2)	(638)

Balance as of June 29, 2014	191	2,132	9,701	18	(489)	63	—	(869)	10,747	11	10,758

32	Press Release Q2 2015

Pension costs and cash flows

Specification of pension costs

in millions of EUR unless otherwise stated

	Q2 2014			Q2 2015
	Netherlands	other	total	Netherlands	other	total
Defined-benefit plans
Pensions
Current service cost	47	17	64	20	24	44
Past service cost (incl. curtailments)	—	—	—	—	(2)	(2)
Interest expense	—	14	14	—	14	14
Interest income	(1)	—	(1)	—	—	—

Total	46	31	77	20	36	56
of which discontinued operations	1	—	1	1	—	1
Retiree Medical
Current service cost	—	—	—	—	1	1
Interest expense	—	3	3	—	3	3

Total	—	3	3	—	4	4
Defined-contribution plans
Cost	2	31	33	32	41	73
of which discontinued operations	—	1	1	—	2	2

Specification of pension costs

in millions of EUR unless stated otherwise

	January to June
	2014			2015
	Netherlands	other	total	Netherlands	other	total
Defined-benefit plans
Pensions
Current service cost	92	35	127	80	45	125
Past service cost (incl. curtailments)	—	—	—	—	(2)	(2)
Settlements	—	—	—	—	—	—
Interest expense	—	28	28	—	27	27
Interest income	(5)	—	(5)	(1)	—	(1)

Total	87	63	150	79	70	149
of which discontinued operations	1	1	2	1	1	2
Retiree Medical
Current service cost	—	—	—	—	1	1
Interest expense	—	6	6	—	6	6

Total	—	6	6	—	7	7
Defined-contribution plans
Costs	4	68	72	32	82	114
of which discontinued operations	—	2	2	—	3	3

Pension cash flows

in millions of EUR unless stated otherwise

	Q2		January to June
	2014	2015	2014	2015
Contributions and benefits paid by the Company	(173)	(159)	(651)	(468)

Press Release Q2 2015	33

Notes overview

Notes to the unaudited semi-annual condensed

consolidated financial statements

34	Press Release Q2 2015

Notes to the unaudited semi-annual condensed consolidated financial statements all amounts in millions of EUR unless otherwise stated

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’), a company with limited liability, headquartered in Amsterdam, the Netherlands, and its subsidiaries (‘the Group’).

The semi-annual condensed consolidated financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union.

Significant accounting policies

The significant accounting policies applied in these semi-annual condensed consolidated financial statements are consistent with those applied in the Company’s consolidated IFRS financial statements as at and for the year ended December 31, 2014, except for the accounting policy changes following from the adoption of new Standards and Amendments to Standards which are also expected to be reflected in the Company’s consolidated IFRS financial statements as at and for the year ending December 31, 2015, and certain other changes mentioned below. The new and amended standards did not have a material impact on the Company’s semi-annual condensed consolidated financial statements.

Other changes

Prior-period financial statements have been restated for two changes applied as of January 1, 2015:

•	The Company presents derivative financial instruments as current or non-current on the basis of the expected settlement date. At December 31, 2014, EUR 15 million and EUR 551 million were reclassified to Non-current derivative financial assets and Non-current derivative financial liabilities respectively, in conformity with the current year presentation.

•	Instead of presenting treasury shares transactions in the consolidated cash flow statement on a net basis, the Company now presents separate lines for treasury shares-related cash inflows and cash outflows.

Press Release Q2 2015	35

Information by sector and main countries

Sales and income (loss) from operations

in millions of EUR unless otherwise stated

	Q2 2014				Q2 2015
	sales including inter- company	sales	income from operations		sales including inter- company	sales	income from operations
			amount	as a % of sales			amount	as a % of sales

Healthcare	2,150	2,137	186	8.7%	2,770	2,754	219	8.0%
Consumer Lifestyle	1,076	1,073	86	8.0%	1,253	1,248	121	9.7%
Lighting	1,633	1,617	90	5.6%	1,846	1,836	136	7.4%
Innovation, Group & Services	143	142	(71)	—	137	136	(127)	—
Inter-sector eliminations	(33)				(32)

Philips Group	4,969	4,969	291	5.9%	5,974	5,974	349	5.8%

Sales and income (loss) from operations

in millions of EUR unless otherwise stated

	January to June
	2014				2015
	sales including inter- company	sales	income from operations		sales including inter- company	sales	income from operations
			amount	as a % of sales			amount	as a % of sales

Healthcare	4,128	4,103	295	7.2%	5,045	5,015	236	4.7%
Consumer Lifestyle	2,094	2,089	182	8.7%	2,446	2,438	243	10.0%
Lighting	3,220	3,189	163	5.1%	3,577	3,555	229	6.4%
Innovation, Group & Services	283	280	(177)	—	308	305	(220)	—
Inter-sector eliminations	(64)				(63)

Philips Group	9,661	9,661	463	4.8%	11,313	11,313	488	4.3%

Sales, total assets and total liabilities excluding debt

in millions of EUR

	sales		total assets		total liabilities excluding debt
	January to June		June 29,	June 30,	June 29,	June 30,
	2014	2015	2014	2015	2014	2015

Healthcare	4,103	5,015	10,519	13,350	2,987	4,086
Consumer Lifestyle	2,089	2,438	2,908	3,204	1,637	1,530
Lighting	3,189	3,555	6,832	6,301	2,255	2,209
Innovation, Group & Services	280	305	5,264	6,334	4,250	5,504

Sector totals			25,523	29,189	11,129	13,329
Assets classified as held for sale			136	1,698	4	367

Philips Group	9,661	11,313	25,659	30,887	11,133	13,696

36	Press Release Q2 2015

Sales and tangible and intangible assets

in millions of EUR

	sales		tangible and intangible assets1)
	January to June		June 29,	June 30,
	2014	2015	2014	2015

Netherlands	270	286	910	961
United States	2,816	3,510	7,286	9,346
China	1,112	1,331	1,047	1,223
Germany	597	609	287	151
Japan	448	484	413	405
India	297	378	126	139
France	381	373	75	49
Other countries	3,740	4,342	2,300	2,317

Philips Group	9,661	11,313	12,444	14,591

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill

Estimates

The preparation of the semi-annual condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these semi-annual condensed consolidated financial statements, the significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2014.

Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended December 31, 2014.

Segment information

Philips’ activities are organized on a sector basis, with operational sectors – Healthcare, Consumer Lifestyle and Lighting – each being responsible for the management of its business worldwide, and Innovation, Group & Services (IG&S).

Reportable segments for the purpose of the segmental disclosures required by IAS 34 Interim Financial Statements are: Healthcare, Consumer Lifestyle and Lighting.

In 2014, Philips announced plans to establish two stand-alone companies focused on the HealthTech and Lighting Solutions opportunities. Philips expects to continue reporting in the existing structure until the changes in the way it allocates resources and analyzes performance in the new structure have been completed.

Significant segment information can be found in the Sectors and Reconciliation of non-GAAP performance measures sections of this semi-annual report.

Seasonality

Under normal economic conditions, the Group’s sales are impacted by seasonal fluctuations, particularly at Consumer Lifestyle and Healthcare, typically resulting in higher revenues and earnings in the second half-year results. At Healthcare, sales are generally higher in the second half of the year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. At Consumer Lifestyle, sales are generally higher in the second half-year due to the holiday sales. Sales in the Lighting businesses are generally not materially affected by seasonality.

For the 12 months ended June 30, 2015, Healthcare, Consumer Lifestyle and Lighting had revenues of EUR 10,098 million, EUR 5,080 million and EUR 7,235 million respectively (12 months ended June 29, 2014, Healthcare, Consumer Lifestyle and Lighting had revenues of EUR 9,190 million, EUR 4,609 million and EUR 6,866 million, respectively).

Discontinued operations and other assets classified as held for sale

Discontinued operations included in the Consolidated statements of income and the Consolidated statements of cash flows consist of the combined Lumileds and Automotive businesses and certain other divestments reported as discontinued operations.

Discontinued operations: combined Lumileds and Automotive businesses

Philips announced on March 31, 2015 that it has signed an agreement with a consortium led by GO Scale Capital, through which they will acquire an 80.1% interest in Philips’ combined LED components and Automotive lighting businesses, with Philips retaining the remaining 19.9%, including a 34% interest in

Press Release Q2 2015	37

Lumileds’ US operations. As additional time is required for regulatory approvals, Philips is now working towards closing the sale in the fourth quarter of 2015.

The combined businesses of Lumileds and Automotive were reported as discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows, with the related assets and liabilities as per the end of November 2014 included as Assets classified as held for sale and Liabilities directly associated with assets held for sale in the Consolidated balance sheet.

The following table summarizes the results of the combined businesses of Lumileds and Automotive included in the Consolidated statements of income as discontinued operations.

Results of combined Lumileds and Automotive Lighting businesses

in millions of EUR

	January to June
	2014	2015
Sales	646	806
Costs and expenses	(551)	(658)

Income before taxes	95	148
Income taxes	(21)	(62)

Results from discontinued operations	74	86

Upon disposal, the associated currency translation differences, part of Shareholders’ equity, will be recognized in the Consolidated statement of income. At June 30, 2015, the estimated release amounted to a EUR 27 million gain.

The following table presents the assets and liabilities of the combined Lumileds and Automotive businesses as Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale in the Consolidated balance sheet as per end of November.

Assets and liabilities of combined Lumileds and Automotive Lighting businesses

in millions of EUR

	December 31, 2014	June 30, 2015
Property, plant and equipment	666	695
Intangible assets including goodwill	295	348
Inventories	248	313
Accounts receivable	278	289
Other assets	14	22

Assets classified as held for sale	1,501	1,667
Accounts payable	(134)	(186)
Provisions	(34)	(31)
Other liabilities	(149)	(136)

Liabilities directly associated with assets held for sale	(317)	(353)

Non-transferrable balance sheet positions, such as certain accounts receivable, accounts payable, accrued liabilities and provisions, are reported on the respective balance sheet captions.

Other assets classified as held for sale

Assets and liabilities directly associated with assets held for sale relate to property, plant and equipment for an amount of EUR 30 million and a business of EUR (14) million at June 30, 2015.

Acquisitions and Divestments

2015

Acquisitions

Philips completed two acquisitions in the first six months of 2015. These acquisitions involved an aggregated cash consideration of EUR 1,253 million, with Volcano Corporation (Volcano) being the most notable acquisition.

On February 17, 2015, Philips completed the acquisition of Volcano for a total cash consideration of EUR 1,250 million. This amount involved the purchase price of shares (EUR 822 million), the payoff of certain debt (EUR 405 million) and the settlement of outstanding stock options (EUR 23 million). The overall cash position of Volcano on the transaction date was EUR 158 million, resulting in a net cash outflow related to this acquisition of EUR 1,092 million.

Volcano is a US-based global leader in catheter-based imaging and measurement solutions for cardiovascular applications and is very complementary to the Philips vision, strategy, and portfolio in image-guided therapy.

Acquisition-related costs that were recognized in General and administrative expenses amounted to EUR 15 million. As of February 17, 2015, Volcano is 100% consolidated as part of the Healthcare sector. The condensed balance sheet of Volcano immediately before and after the acquisition is as follows:

Volcano

Balance sheet

in millions of EUR

	before acquisition date	after acquisition date
Goodwill	133	615
Other intangible assets	87	364
Property, plant and equipment	105	105
Other assets	80	60
Other liabilities	(41)	(154)
Working capital	112	126
Cash	158	158

Total assets and liabilities	634	1,274

Group equity	(219)	(1,250)
Loans	(415)	(24)

Financed by	(634)	(1,274)

The fair value of assets and liabilities after the acquisition is provisional pending a final assessment in the course of 2015. The goodwill is primarily related to the synergies expected to be achieved from integrating

38	Press Release Q2 2015

Volcano within the Healthcare sector. The goodwill is not tax-deductible. Other intangible assets are comprised of the following:

Volcano

Other intangible assets

in millions of EUR unless otherwise stated

	amount	amortization period in years
Installed base	123	8
Developed technology - Systems	122	8
Developed technology - Disposables	103	8
Trade names	16	8

Total other intangible assets	364

For the period from February 17, 2015, Volcano contributed sales of EUR 122 million and a loss from operations of EUR 38 million.

Divestments

Philips completed three divestments during 2015: the sale of the 20% interest in Assembléon Holding B.V.; the sale of the remote control activities; and the sale of certain smaller Healthcare activities in the Netherlands. These transactions involved an aggregated cash consideration of EUR 71 million.

Income taxes

Income tax expense in the first half of 2015 was higher than in the corresponding period of the previous year, largely due to the impact of the retrospective application of favorable tax regulations relating to R&D investments in Q2 2014, partly offset by the release of tax provisions in Q2 2015.

Property, plant and equipment

The main increases in property, plant and equipment consist of additions of EUR 230 million (six months ended June 29, 2014: EUR 228 million), EUR 105 million due to the acquisition of Volcano, and translation differences of EUR 111 million. This was offset by depreciation and impairment charges of EUR 264 million (six months ended June 29, 2014: EUR 295 million).

Goodwill

Goodwill is summarized as follows:

Goodwill

in millions of EUR

Balance as of December 31, 2014
Cost	9,151
Amortization and impairments	(1,993)

Book value	7,158
Changes in book value:
Acquisitions	615
Impairments	—
Translation differences	655
Balance as of June 30 2015
Cost	10,584
Amortization and impairments	(2,156)

Book value	8,428

Goodwill increased by EUR 615 million in the first half of 2015 due to the acquisition of Volcano. The movement of EUR 655 million in translation differences was mainly due to the increase in the USD/EUR rate, which impacted the goodwill denominated in USD.

For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below operational sector level), which represents the lowest level at which the goodwill is monitored internally for management purposes.

In 2015, the activities of Imaging Systems in the sector Healthcare was split over three new cash-generating units: Image-Guided Therapy, Ultrasound and Diagnostic Imaging. As a result of the change, the goodwill associated with Imaging Systems was allocated over these three new units.

Goodwill allocated to the cash-generating units Respiratory Care & Sleep Management, Image-Guided Therapy, Patient Care & Monitoring Solutions and Professional Lighting Solutions is considered to be significant in comparison to the total book value of goodwill for the Group at June 30, 2015. The amounts associated as of June 30, 2015, are presented below:

Goodwill allocated to the cash-generating units

in millions of EUR

June 30, 2015
Respiratory Care & Sleep Management	1,856
Image-Guided Therapy	1,042
Patient Care & Monitoring Solutions	1,439
Professional Lighting Solutions	1,597
Others (units carrying a non-significant goodwill balance)	2,494

Total book value	8,428

The basis of the recoverable amount used in the annual and trigger-based impairment tests for the units disclosed in this note is the value in use. In the annual impairment test performed in the second quarter, the estimated recoverable amounts of the cash-generating units tested approximated or exceeded the carrying

Press Release Q2 2015	39

value of the units, therefore no impairment loss was recognized. Key assumptions used in the impairment tests for these units were sales growth rates, income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2015 to 2019 that matches the period used for Philips’ strategic process.

Projections were extrapolated with stable or declining growth rates for a period of 5 years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and margins used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages.

Income from operations in the units mentioned is expected to increase over the projection period as a result of volume growth and cost efficiencies.

Cash flow projections of Respiratory Care & Sleep Management, Image-Guided Therapy, Patient Care & Monitoring Solutions and Professional Lighting Solutions for 2015 were based on the following key assumptions (used in the annual impairment test performed in the second quarter):

Key assumptions

in %

	compound sales growth rate1)			pre-tax discount rates
	initial forecast period	extra- polation period2)	used to calculate terminal value
Respiratory Care & Sleep Management	6.9	5.6	2.7	11.5
Image-Guided Therapy	3.0	2.4	2.7	12.2
Patient Care & Monitoring Solutions	6.0	4.8	2.7	13.4
Professional Lighting Solutions	6.6	5.2	2.7	15.1

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
2)	Also referred to later in the text as compound long-term sales growth rate

Among the mentioned units, Professional Lighting Solutions has the lowest excess of the recoverable amount over the carrying amount. The headroom of Professional Lighting Solutions was estimated at EUR 600 million. The following changes could, individually, cause the value in use to fall to the level of the carrying value:

Sensitivity analysis

in %

	increase in pre-tax discount rate, basis points	decrease in compound long-term sales growth rate, basis points	decrease in terminal value amount, %
Professional Lighting Solutions	270	730	37

The results of the annual impairment test of Respiratory Care & Sleep Management, Patient Care & Monitoring Solutions and Image-Guided Therapy indicate that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Additional information

In addition, other units are sensitive to fluctuations in the assumptions as set out above.

Based on the annual impairment test, it was noted that the headroom for the cash-generating unit Home Monitoring was EUR 30 million. An increase of 130 points in the pre-tax discounting rate, a 320 basis points decline in the compound long-term sales growth rate or a 19% decrease in terminal value would cause its value in use to fall to the level of its carrying value. The goodwill allocated to Home Monitoring at June 30, 2015 amounts to EUR 36 million.

Based on the annual impairment test, it was noted that with regard to the headroom for the cash-generating unit Consumer Luminaires the estimated recoverable amount approximates the carrying value of this cash-generating unit. Consequently, any adverse change in key assumptions would, individually, cause an impairment loss to be recognized. The goodwill allocated to Consumer Luminaires at June 30, 2015 amounts to EUR 126 million.

Intangible assets excluding goodwill

The changes in intangible assets excluding goodwill in 2015 are summarized as follows:

Intangible assets excluding goodwill

in millions of EUR unless otherwise stated

Book value as of December 31, 2014	3,368
Changes in book value:
Additions	209
Acquisitions	367
Amortization	(330)
Impairment losses	(20)
Divestments and transfers to assets classified as held for sale	(2)
Translation differences	263

Total changes	487

Book value as of June 30, 2015	3,855

The additions for 2015 mainly comprise internally generated assets of EUR 154 million for product development costs. Other intangible assets increased by EUR 367 million in the first half of 2015, mainly due to the acquisition of Volcano. The movement of EUR 263 million in translation differences was mainly due to the increase in the USD/EUR rate, which impacted the intangibles denominated in USD.

40	Press Release Q2 2015

Inventories

In the first half of 2015, inventories increased by EUR 659 million (first half of 2014: EUR 398 million). The change was largely driven by translation differences of EUR 241 million (first half of 2014: EUR 27 million) and the improved operational performance of the sectors.

Other current and non-current financial assets

Changes in Other current and non-current financial assets mainly relate to changes in the asset category Loans and receivables which are included in this caption. The decrease in Current financial assets is related to repayment of a EUR 121 million loan by TPV Technology Limited.

Shareholders’ equity

In June 2015, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 729 million. Shareholders could elect for a cash dividend or a share dividend. Approximately 59% of the shareholders elected for a share dividend, resulting in the issuance of 17,671,990 new common shares. The settlement of the cash dividend involved an amount of EUR 298 million.

As of June 30, 2015, the issued and fully-paid share capital consists of 952,491,403 common shares, each share having a par value of EUR 0.20.

During the first six months of 2015, a total of 4,271,860 treasury shares were delivered as a result of stock option exercises and restricted share deliveries. Furthermore, a total of 11,055,816 shares were acquired for cancellation purposes in connection with the EUR 1.5 billion share buy-back program started in October 2013. On June 30, 2015 the total number of treasury shares amounted to 27,214,500, which were purchased at an average price of EUR 25.54 per share.

Short-term and long-term debt

At the end of Q2 2015, Philips had total debt of EUR 5,680 million, an increase of EUR 1,576 million compared to December 31, 2014. Long-term debt was EUR 4,048 million, an increase of EUR 336 million, and short-term debt was EUR 1,632 million, an increase of EUR 1,240 million compared to December 31, 2014. The movement of debt was mainly due to a new borrowing of a USD 1,300 million bridge loan used for the Volcano acquisition, together with a currency translation effect on USD bonds. The majority of the long-term debt consists of USD 4,117 million of public bonds with a weighted average interest rate of 5.59% at the end of Q2 2015.

Provisions

Provisions are summarized as follows:

Provisions

in millions of EUR

	December 31, 2014		June 30, 2015
	long term	short term	long term	short term
Provisions for defined-benefit plans	881	52	887	51
Other post-retirement benefits	226	16	247	17
Product warranty	77	225	62	224
Environmental provisions	301	59	306	50
Restructuring-related provisions	150	230	99	202
Litigation provisions	480	173	521	62
Other provisions	385	190	382	178

Total provisions	2,500	945	2,504	784

The decrease in provisions was attributable to:

•	the reduction in restructuring-related provisions was mainly due to usage (particularly in Lighting) and releases (mainly in IG&S and Lighting), which were offset by additions (mainly due to adjustments to industrial footprint rationalization projects in Lighting);

•	the reduction in litigation provisions was mainly due to settlements for certain parts of the Cathode Ray Tube antitrust litigation, as mentioned in note 19, Contingent assets and liabilities. This decrease was partly offset by translation differences for provisions denominated in USD.

Pensions

In accordance with IAS 34, remeasurements are reported in the semi-annual condensed consolidated financial statements if there have been significant market fluctuations. With the exception of the settlement of the Dutch pension plan referred to below, no actuarial gains and losses were recorded in the first six months of 2015 since there were no significant market fluctuations, and no further significant one-off events such as plan amendments or curtailments occurred.

Developments in the Dutch pension plan

In Q1 2015 the Company completed its EUR 600 million one-off contribution as part of the de-risking of the Dutch pension plan initiated in 2014 through a final payment to the Dutch plan of EUR 171 million including interest.

In May 2015 the Company waived its right to receive discounts on future pension contributions, thereby settling the defined benefit obligation and giving up the plan assets, both amounting to EUR 19.2 billion, after which it applied a change to Defined Contribution (DC) accounting for the Dutch pension plan. The full plan settlement triggered by this change did not have an effect on the income statement or balance sheet as the

Press Release Q2 2015	41

Company’s surplus (plan assets exceeding the defined benefit obligation) was not recognized due to the asset ceiling restrictions. As a result of the change to DC, the pension costs for the remainder of 2015 will be reduced by approximately EUR 26 million as the contribution under DC accounting, which is recorded in the income statement, is lower than the service costs under previous Defined Benefit (DB) accounting.

Contingent assets and liabilities

Contingent assets

For information regarding contingent assets, please refer to the Annual Report 2014. Significant developments regarding contingent assets that have occurred since the publication of the Annual Report 2014 are described below:

Zoll

Additional Zoll products (i.e. Zoll’s Advanced Life Support (ALS) products) were subsequently added to the lawsuit by Philips as infringing Philips’ defibrillator-related patents. Resolution of the amount ultimately owed to Philips in the Zoll lawsuit is contingent upon both the CAFC affirming the December 2013 jury decision on liability (expected no earlier than the second half of 2015) and the subsequent damages trial (expected to take place during the second half of 2016).

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. At the end of Q2 2015, the total fair value of guarantees recognized on the balance sheet amounted to less than EUR 1 million (December 31, 2014: less than EUR 1 million). Remaining off-balance-sheet business and credit-related guarantees provided on behalf of third parties and associates decreased by EUR 1 million during the first half of 2015 to EUR 20 million.

Legal proceedings

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, intellectual property, commercial transactions, product liability, participations and environmental pollution. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

For information regarding legal proceedings in which the Company is involved, please refer to the Annual Report 2014. Significant developments regarding legal proceedings that have occurred since the publication of the Annual Report 2014 are described below:

Cathode-Ray Tubes (CRT)

In the civil litigation pending before the United States District Court for the Northern District of California, further settlements have been reached with individual plaintiffs. In effect, all cases originally scheduled for trial in 2015 have now been resolved, leaving unresolved only those cases that were consolidated in the California case for pre-trial purposes and have to be transferred back to their original venue for further proceedings.

In the proposed class proceeding in Canada, the class certification motion for Ontario has been rescheduled from April 2015 to January 2016 due to the unavailability of the plaintiffs’ expert.

Finally, as expected and previously referred to in the Annual Report 2014, the Company became involved in further civil CRT antitrust cases with previous CRT customers in the United Kingdom and Denmark in addition to the cases already pending in the Netherlands and Israel.

Masimo

In February 2015 the United States District Court for the District of Delaware held a bench trial regarding the enforceability of one of Masimo’s patents and a hearing addressing several post-trial motions following the October 2014 jury decision. In May 2015, the Court decided that the Masimo patent was not held unenforceable, denied Philips’ motions to reverse the October 2014 jury decision regarding the validity of the Masimo patents-in-suit and/or the damages awarded by the jury to Masimo and denied Philips’ request for a new trial. The Court also denied Masimo’s motion to dismiss Philips’ complaint directed to antitrust violations and patent misuse by Masimo. The antitrust and patent misuse phase of the litigation will now proceed to the merits phase. An additional ongoing phase of the litigation addresses the alleged infringement of certain patents of Philips and Masimo which were not included in the first phase of the litigation. Philips continues to pursue all avenues of appeal regarding the October 2014 decision before the Appellate courts in the US.

Share-based compensation

Share-based compensation costs were EUR 44 million and EUR 38 million in the first six months of 2015 and 2014 respectively.

42	Press Release Q2 2015

Performance and restricted shares granted

During the first six months of 2015 the Company granted 4,752,566 performance shares and 189,954 restricted shares.

Restricted shares issued and options exercised

In the first six months of 2015 a total of 782,585 restricted shares were issued to employees and 2,345,092 EUR-denominated options and 731,883 USD-denominated options were exercised at a weighted average exercise price of EUR 18.96 and USD 21.56 respectively.

Accelerate! options exercised

Under the Accelerate! program, in the first six months of 2015 a total of 341,300 EUR-denominated options and 71,000 USD-denominated options were exercised at an exercise price of EUR 15.24 and USD 20.02 respectively.

Other plans

Under the employee stock purchase plans, a total of 820,767 shares were purchased at an average price of EUR 24.65.

For further information on the characteristics of all plans, please refer to the Annual Report 2014, note 28.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

For cash and cash equivalents, current receivables, accounts payable, interest accrual and short-term debts, the carrying amounts approximate fair value, because of the short maturity of these instruments.

Press Release Q2 2015	43

The table below analyses financial instruments carried at fair value by different hierarchy levels:

Fair value of financial assets and liabilities

in millions of EUR

	Balance as of December 31, 2014		Balance as of June 30, 2015
	carrying amount	estimated fair value	carrying amount	estimated fair value
Financial assets
Carried at fair value:
Available-for-sale financial assets - non-current	115	115	165	165
Securities classified as assets held for sale	38	38	1	1
Fair value through profit and loss - non-current	24	24	25	25
Derivative financial instruments	207	207	247	247

Financial assets carried at fair value	384		438

Carried at (amortized) cost:
Cash and cash equivalents	1,873		1,135
Loans and receivables:
Loans - current	125	125	4	4
Non-current loans and receivables	86	86	87	87
Other non-current loans and receivables	140		154
Receivables - current	4,723		4,777
Receivables - non-current	177	177	193	193
Held-to-maturity investments	2		3
Available-for-sale financial assets	95		76

Financial assets carried at (amortized) costs	7,221		6,429

Financial liabilities
Carried at fair value:
Derivative financial instruments	(857)	(857)	(1,029)	(1,029)

Financial liabilities carried at fair value	(857)		(1,029)

Carried at (amortized) cost:
Accounts payable	(2,499)		(2,580)
Interest accrual	(56)		(62)
Debt (Corporate bond and finance lease)	(3,551)	(4,164)	(3,891)	(4,306)
Debt (Bank loans, overdrafts etc.)	(553)		(1,789)

Financial liabilities carried at (amortized) costs	(6,659)		(8,322)

44	Press Release Q2 2015

Fair value hierarchy

in millions of EUR

	level 1	level 2	level 3	total
Balance as of June 30, 2015
Available-for-sale financial assets - non-current	113	2	50	165
Securities classified as assets held for sale	1	—	—	1
Financial assets designated at fair value through profit and loss - non-current	25	—	—	25
Derivative financial instruments - assets	—	247	—	247
Loans - current	—	4	—	4
Non-current loans and receivables	—	87	—	87
Receivables - non-current	—	193	—	193

Total financial assets	139	533	50	722

Derivative financial instruments - liabilities	—	(1,029)	—	(1,029)
Debt	(4,097)	(209)	—	(4,306)

Total financial liabilities	(4,097)	(1,238)	—	(5,335)

Balance as of December 31, 2014
Available-for-sale financial assets - non-current	51	43	21	115
Securities classified as assets held for sale	1	—	37	38
Financial assets designated at fair value through profit and loss - non-current	24	—	—	24
Derivative financial instruments - assets	—	207	—	207
Loans - current	—	125	—	125
Non-current loans and receivables	—	86	—	86
Receivables - non-current	—	177	—	177

Total financial assets	76	638	58	772

Derivative financial instruments - liabilities	—	(857)	—	(857)
Debt	(3,969)	(195)	—	(4,164)

Total financial liabilities	(3,969)	(1,052)	—	(5,021)

Level 1

Instruments included in level 1 are comprised primarily of listed equity investments classified as available-for-sale financial assets, investees and financial assets designated at fair value through profit and loss.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of Philips’ bond is estimated on the basis of the quoted market prices for certain issues. Accrued interest is not included.

Level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) are determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are based on observable market data, the instrument is included in level 2.

The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves and foreign exchange rates.

In 2015 a EUR 121 million loan matured and has been repaid by TPV Technology Limited.

Level 3

If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

The table below shows the reconciliation from the beginning balance to the end balance for fair value measured in level 3 of the fair value hierarchy.

Reconciliation of the fair value hierarchy

in millions of EUR

	financial assets	financial liabilities
Balance at December 31, 2014	58	0
Total gains and losses recognized in:
- profit or loss	7
- transfer into level 3	13
- other comprehensive income	(28)

Balance at June 30, 2015	50	0

Press Release Q2 2015	45

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